HIGHWAY HOLDINGS LIMITED
Landmark North, Suite 810, Level 8
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

October 8, 2009

Via EDGAR

Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4631
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Highway Holdings Limited Form 20-F for the Fiscal Year Ended March 31, 2009 Filed June 22, 2009 File No. 0-28990

Dear Mr. O’Brien:

By letter dated September 17, 2009, the staff of the Securities and Exchange Commission (the “Staff”) provided this company, Highway Holdings Limited, with comments to this company’s Annual Report on Form 20-F for the year ended March 31, 2009.  This letter contains the responses of Highway Holdings Limited to the Staff’s comments.  The numbers of the responses and the headings set forth below correspond to the numbered comments and headings in the September 17, 2009 letter from the Staff.  If the Staff agrees with our responses, we propose to file Amendment No. 1 to the Form 20-F, by amending and revising Item 15 as set forth in Exhibit A hereto.

Form 20-F for the fiscal year ended March 31, 2009

Item 15 – Controls and Procedures, page 60

1.           We conducted our evaluation of this company’s internal controls over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission ("COSO"), as supplemented by the related guidance provided in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies, also issued by COSO.  We propose to amend our disclosure to refer to COSO as set forth in Exhibit A to this letter.  Exhibit A amends and restates Item 15 of Form 20-F in its entirety.

2.           As stated in the revised Item 15 of Form 20-F as set forth in Exhibit A to this letter, management concluded that our internal control over financial reporting was effective as of March 31, 2009.

3.           There was no material weakness identified during our assessment of internal control over financial reporting as of March 31, 2009.  As described in the Form 20-F, this company operates at several facilities in China, the facility in Wuxi is the smallest and it constituted less than 2% of our revenues for the year ended March 31, 2009.  Management however identified that the Wuxi operation did not have sufficient experienced personnel with the requisite technical skills and working knowledge of the application of U.S. GAAP and financial reporting requirements of the Securities and Exchange Commission.  In addition, to mitigate the risk that material misstatements might occur and not be prevented or detected as a result of this situation, management has performed detailed reviews of the Wuxi financial information at the corporate level to determine that all the financial information was recorded and presented in accordance with the Company's financial reporting procedures and that it conforms to U.S. GAAP for the purpose of the preparation of the Company's consolidated financial statements.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.  Because of the compensating controls at the group level (as described above), management concluded that the findings related to the Wuxi operation did not result in there being a reasonable possibility that a material misstatement of the  consolidated financial statements of the Company would not be prevented or detected on a timely basis, and consequently, management concluded that the control deficiencies at the Wuxi operation did not constitute a material weakness in internal control over financial reporting.

To clarify the Item 15 of Form 20-F disclosure, we propose to remove the reference to the Wuxi operation, and revise Item 15 of Form 20-F as set forth in Exhibit A to this letter.

*    *    *    *    *

As requested by the Staff, we hereby acknowledge that:

•	This Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	This Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this letter or the Form 20-F to the undersigned at (852) 2344-4248 or to Istvan Benko, the Company’s SEC counsel, at (310) 789-1226.

Very truly yours, /s/ PO FONG Po Fong Chief Financial Officer

Cc:  Istvan Benko, Esq.

EXHIBIT A

Item 15.  Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report.  Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15 and 15d-15 of the Securities Exchange Act of 1934. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission ("COSO"), as supplemented by the related guidance provided in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies, also issued by COSO.  Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2009.

 This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

Except as set forth above, there were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.